UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63797/January 31, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14151

In the Matter of	:	
	:	
APEX CAPITAL GROUP, INC.,	:	ORDER MAKING FINDINGS AND
APPLIED CARBON TECHNOLOGY, INC.	:	REVOKING REGISTRATION BY
(N/K/A MERCHANT CAPITAL GROUP, INC.),	:	DEFAULT AS TO ATLAS
ARDEO PLC,	:	CONSOLIDATED MINING AND
ASIA FIBER HOLDINGS LTD., and	:	DEVELOPMENT CORP.
ATLAS CONSOLIDATED MINING AND	:	
DEVELOPMENT CORP.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 6, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The proceeding has ended as to all Respondents except Atlas Consolidated Mining and Development Corp. (Atlas). See Apex Capital Group, Inc., Exchange Act Release Nos. 63713 (Jan. 13, 2011), 63739 (Jan. 20, 2011).

The Office of the Secretary and the Division of Enforcement have provided evidence that service of the OIP was attempted on Atlas in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) between December 21, 2010, and January 3, 2011.[1] Atlas' Answer to the OIP was due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). Since Atlas has not filed an Answer or otherwise defended the proceeding, it is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to it, with official notice taken of its public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

Atlas (CIK No. 8299) is a Philippines corporation located in Manila, Philippines, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Atlas is delinquent in its periodic filings with the Commission. It has not filed an annual report

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[1] Tracking information provided by the U.S. Postal Service for the international, registered mailing of the OIP shows that the package left United States for the Philippines on December 11, 2010, and that the package was delivered back to the Office of the Secretary on January 20, 2011. Postal markings on the returned package indicate that the package was in the Philippines and service attempted between at least December 21, 2010, and January 3, 2011—when the package was sent back to the United States.

since it filed a Form 20-F/A for the period ended December 31, 1993, or a quarterly report since it filed a Form 6-K on January 9, 1995, for the period ended September 30, 1994, which stated that Atlas had net income of over $42 million for prior three months.

In addition to its repeated failures to file timely periodic reports, Atlas has also failed to heed at least one delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by rule, did not receive the letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. 17 C.F.R. §§ 240.13a-1, -16. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, Atlas failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Atlas' registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Atlas Consolidated Mining and Development Corp. is hereby REVOKED.


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Robert G. Mahony
Administrative Law Judge
